Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 17, 2020


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1979
                  Balanced Income Builder Portfolio, Series 30
                       File Nos. 333-235268 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1979, filed on November 26, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 30 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in common stocks issued by real estate investment trusts and in exchange-traded funds that may invest in below investment-grade securities and in debt securities issued by foreign companies, including emerging markets. If the Trust invests, as a principal investment strategy, in real estate investment trusts or in an exchange-traded fund that invests principally in below investment-grade securities or in foreign debt securities, please provide the corresponding risk disclosures.

     Response: If the Trust invests in such securities, the Trust will add the corresponding risk disclosures in the "Principal Risks" and/or "Investment Risks" sections, as appropriate.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren